EXHIBIT 12

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth certain information regarding our consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends. Fixed charges represent interest expense, a portion of rent expense representative of interest, trust-preferred securities related expense and amortization of debt issuance costs.

(Dollar amounts in thousands)	Year ended December 31,
	2013	2012	2011	2010	2009
Fixed charges:
Interest expense excluding deposits	$185,391	$225,482	$303,769	$395,961	$191,496
Portion of rents representative of an interest factor	19,468	19,568	19,285	19,886	19,720
Fixed charges excluding interest on deposits	204,859	245,050	323,054	415,847	211,216
Interest on deposits	59,686	81,300	128,627	196,495	426,298
Fixed charges including interest on deposits	$264,545	$326,350	$451,681	$612,342	$637,514

Fixed charges and preferred stock dividends:
Interest expense excluding deposits	$185,391	$225,482	$303,769	$395,961	$191,496
Portion of rents representative of an interest factor	19,468	19,568	19,285	19,886	19,720
Preferred stock dividend requirement	147,281	265,450	274,928	122,884	102,969
Fixed charges and preferred stock dividends excluding interest on deposits	352,140	510,500	597,982	538,731	314,185
Interest on deposits	59,686	81,300	128,627	196,495	426,298
Fixed charges and preferred stock dividends including interest on deposits	$411,826	$591,800	$726,609	$735,226	$740,483

Earnings:
Income (loss) from continuing operations before income taxes	$406,432	$541,566	$521,273	$(403,168)	$(1,623,020)
Equity in undistributed earnings of unconsolidated subsidiaries	(11,066)	(13,983)	(5,956)	(6,757)	(6,785)
Fixed charges excluding interest on deposits	204,859	245,050	323,054	415,847	211,216
Earnings excluding interest on deposits	600,225	772,633	838,371	5,922	(1,418,589)
Interest on deposits	59,686	81,300	128,627	196,495	426,298
Earnings including interest on deposits	$659,911	$853,933	$966,998	$202,417	$(992,291)

Ratio of earnings to fixed charges:
Excluding interest on deposits	2.93	3.15	2.60	(a)	(a)
Including interest on deposits	2.49	2.62	2.14	(a)	(a)

Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	1.70	1.51	1.40	(a)	(a)
Including interest on deposits	1.60	1.44	1.33	(a)	(a)

(a) Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency for the affected periods is presented is presented below. The amount is the same whether including or excluding interest on deposits:

Coverage deficiency – earnings to fixed charges				$(409,925)	$(1,629,805)
Coverage deficiency – earnings to fixed charges and preferred stock dividends				(532,809)	(1,732,774)